Exhibit 99.1

Pan American Silver Corp. - Early Warning Report

VANCOUVER, July 11, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American" or the "Company"), and Maverix Metals Inc. (formerly MacMillan Minerals Inc.) (TSXV: MMX) ("Maverix"), announced today that the Company and Maverix have completed a statutory plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act.

Pursuant to the Arrangement, the Company acquired 42,850,000 common shares of Maverix (the "Common Shares") for consideration of CAD$52,823,048 (US$40,240,000), based on the Bank of Canada noon exchange rate of 1.3127 on July 11, 2016, representing payment by the Company of approximately CAD$1.23 per Common Share, and 20,000,000 common share purchase warrants ("Warrants") for consideration of CAD$2,625,400 (US$2,000,000), based on the Bank of Canada noon exchange rate of 1.3127 on July 11, 2016, representing cash consideration by the Company of approximately CAD$0.13 per Warrant. The Warrants are exercisable for five years, with one-half exercisable at CAD$0.70 (US$0.564) per share and the other half exercisable for CAD$1.00 (US$0.78) per share. Immediately following the Arrangement, Pan American directly owned 42,850,000 Common Shares and 20,000,000 Warrants, representing approximately fifty four percent (54%) of the total number of the issued and outstanding common shares of Maverix on a non-diluted basis, and approximately sixty three percent (63%) of the issued and outstanding shares on a fully-dilued basis. The Company's acquisition was made for investment purposes. The Company may, in the future, acquire ownership and control over additional securities of Maverix for investment purposes.

The Company relied on the arrangement exemption from the prospectus requirements set out in section 2.11 of National Instrument 45-106 – Prospectus Exemptions in connection with the acquisition of the Common Shares and Warrants under the Arrangement.

About Pan American

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Pan American is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: and to Obtain a Copy of the Related Early Warning Report Please Contact: Ms. Siren Fisekci, VP, Investor Relations; Ms. Kettina Cordero, Manager, Investor Relation;, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 20:25e 11-JUL-16